FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

WEALTH MINERALS LTD. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

March 9, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is March 9, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via CCN Matthews, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer has closed the $7,000,000 bought deal private placement announced on February 8, 2007.

Item 5.	Full Description of Material Change

The Issuer has closed of the bought deal private placement announced on February 8, 2007.  The over-allotment option was exercised, and the Issuer issued an aggregate of 3,500,000 Units at $2.00 and received net proceeds of $6,894,000.  Each unit consisted of one common share and one-half of a transferable warrant.  Each whole warrant is exercisable to acquire one additional common share at a price of $2.50 until March 9, 2009.  The warrants carry an accelerated expiry feature such that if, at any time from 4 months after closing until the expiry date of the warrants, the daily volume-weighted average trading price of the Issuer’s shares is above $4.00 for at least twenty consecutive trading days, the Issuer may, within 30 days, issue an expiry acceleration notice to the holders of the warrants and, if it does so, the warrants will expiry 30 days from the date after the expiry acceleration notice is given.

The Underwriters received an aggregate commission of $490,000 of which $76,000 was paid in cash and $414,000 by the issuance of 207,000 Commission Units.  Each Commission Unit consists of one common share and one-half of a non-transferable common share purchase warrant, each full warrant being exercisable to acquire one additional common share at a price of $2.50 until March 9, 2009.  In addition, the Underwriters received non-transferable compensation warrants (the “Underwriters Warrants”) entitling the Underwriters to purchase up to 280,000 shares of the Issuer (the “Underwriters Shares”) at a price of $2.00 per Underwriters Share until March 9, 2009.

All of the securities issued in connection with the Offering, including the Commission Units and Underwriters Warrants, are subject to a hold period in Canada until July 10, 2007.

The net proceeds from the Offering are intended to be used to fund exploration programs on the Issuer's uranium exploration projects and for ongoing mineral property investigations and potential acquisitions, and for general working capital.

This material change report does not constitute an offer to sell, or a solicitation of an offer to buy, any of the foregoing securities in the United States.  None of the foregoing securities have been and, nor will they be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The Issuer is a mineral exploration company with approximately 25.0 million shares issued and outstanding, approximately $7.5 million in the treasury and listings on the TSX Venture and Frankfurt Stock Exchanges and the OTCBB.

For further details on the Issuer readers are referred to the Issuer’s web site (www.wealthminerals.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this material change report, which has been prepared by management.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the timing of future activities by the Issuer, including the anticipated exploration, business and financing plans of the Issuer.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the state of the financial markets for the Issuer’s equity securities, the state of the uranium markets generally, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer's ability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  The reader is referred to the Issuer's current 20F for a more complete discussion of such risk factors and their potential effects.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Henk Van Alphen, President & CEO

Business Telephone No.: (604) 331-0096 Ext. 222

Item 9.	Date of Report

March 14, 2007